Mail Stop 6010

June 30, 2005

Via Mail and Fax

Mr. John Fuller
President and Chief Executive Officer
In Veritas Medical Diagnostics, Inc.
The Green House, Beechwood Business Park North,
Inverness, Scotland IV2 3BL

	RE: 	In Veritas Medical Diagnostics, Inc.
		Form 10-KSB for the Year Ended July 31, 2004
		Form 10-KSB/A No. 1 for the Year Ended July 31,
		2004 filed March 18, 2005
		File Number 000-49972

Dear Mr. Fuller:

	We have reviewed the above referenced filings and have the following comments. We have limited our review to only the financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we believe you should revise the indicated document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any question you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A for the Year Ended July 31, 2004

Report of Independent Auditors, page F-2
1. Auditor association with the cumulative data March 26, 1997
(date of inception) to July 31, 2004 is required as long as you are in the development stage. Therefore, the auditors` report is required to include and make reference to the period from March 26, 1997 (date of inception) to July 31, 2004. Please have your auditors revise their report accordingly.

2. Please have your auditors include at the end of the first sentence of the second paragraph the words "United States." Refer to Audit Standard 1 issued by the Public Accounting Oversight Board.

Financial Statements, F-3
Statement of Operations, page F-4
3. It is unclear to us if interest was charged on advances made by your previous two principal shareholders. Please advise. Refer to APB Opinion No. 21 for imputation of interest on noninterest bearing loans.

Statement of Changes in Shareholders` Deficit, page F-6

4. Please revise your statement to present the per share amounts for each issuance of stock as required by paragraph 11(d)(2) of SFAS 7.

5. As disclosed in note 8, we note that the acquisition was treated as a recapitalization of HEMP. In this regard, tell us why the statement of shareholders` deficit does not restate the previous issuances of HEMP for the equivalent number of shares that were exchanged in the acquisition instead of reflecting the 38,397,164 shares as issued in 2004 for services. Please advise or revise.

Notes to Consolidated Financial Statements, page F-8
Note 1: Summary of Significant Accounting Policies, page F-8 Basis of presentation, page F-8
6. Please revise this note to clearly disclose that the historical financial statements for the periods prior to the acquisition represent primarily the operations of IVMD UK Limited and Jopejo Limited.


Note 2:  Related party transactions, page F-10
7. You state on page 2 that the previous operations of IVMD UK
Limited and Jopejo Limited were funded by advances made from the principal shareholders. Further you state that in July 2004 the outstanding balance of the advances were exchanged for a promissory note in the amount of $1.8 million. Tell us why you believe it is appropriate to recognize a gain of $2 million on the transaction when it appears that these principal shareholders are also shareholders of the new parent company, In Veritas Medical Diagnostics, and the extinguishment is in essence a capital transaction. Also, include in your response how the gain on the transaction was calculated.
Advise or revise as necessary.

Note 5: Convertible preferred stock, page F-11
8. Please revise to disclose the significant terms of the 4% convertible preferred stock including conversion features, dividends, etc. Refer to Rule 5-02 of Regulation S-X and SFAS 129.

Note 9:  Restated Earnings, page F-14
9. Please revise to clearly explain the revisions you have made to the previously issued financial statements. Quantify the restatement by disclosing the line items in the financial statements impacted as before and after the restatement. Refer to APB Opinion No. 20 and paragraph 26 of APB Opinion No. 9 for further guidance of correction of an error in previously issued financial statements.

	As appropriate, please amend the indicated filing and
respond to these comments within 10 business days or tell us when you will provide us with a response.  Please file your responses via
EDGAR   You may wish to provide us with marked copies of the
amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities
Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* The company is responsible for the adequacy and accuracy of the disclosures in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

	You may contact Doug Jones at 202-551-3309 or the undersigned at 202-551-3327 with any questions.

	Sincerely,



	Michele Gohlke
	Accounting Branch Chief

cc:	Mr. Martin E. Thorp, Chief Financial Officer (via facsimile
at 011441463667310)